0&2-03430

07024687

SUPPL

TIOMIN RESOURCES INC.

RECEIVED 2007 JUN 25 A 5:33

OFFICE OF INTERNATIONAL CORPORATE FINANCE

News Release (TSX: TIO)

Tiomin Completes Jinchuan Investment, Appoints Director

Toronto, Canada, June 18th, 2007: Tiomin Resources Inc. ('Tiomin' or the 'Company') is pleased to announce that the previously announced investment in the Company by Jinchuan Group Ltd. ('Jinchuan') has closed.

In the transaction, Jinchuan has invested $10.9 million in Tiomin to buy 72,512,134 common shares at $0.15 per share, increasing Jinchuan's interest in Tiomin to 20%, and received an 18-month option to increase its interest in Tiomin to 30% by subscribing for additional common shares of Tiomin at $0.35 per share.

As part of the transaction, Tiomin welcomes Mr. Qiao Fu-gui to its Board of Directors. Mr. Qiao is Deputy General Manager of the Planning Department of Jinchuan. He is also Chairman of Gansu Jin Ao Mineral Resources Company Limited and a director of GobiMin Inc.. He joined Jinchuan in 1994 and holds both Bachelor and Master's degrees in Geological Engineering.

Mr. Robert Jackson, President and CEO of Tiomin commented "This very positive step gives Tiomin a strong platform for jointly developing our Kwale Titanium Project in Kenya and also for cooperation on other projects in mining-friendly countries elsewhere. Our 49% interest in the Pukaqaqa Copper Project in Peru is progressing and we are evaluating a variety of interesting opportunities in both mineral sands and other metals. We are working very hard to regain the confidence of our investors and to restore shareholder value".

Jinchuan (www.jnmc.com) is the largest producer of nickel, cobalt and platinum group metals in China, combining mining, milling, smelting & refining and chemical engineering operations. It produces nickel, copper, cobalt, precious metals, various bulk chemicals and nonferrous metals. The output of nickel and platinum group metals are 88% and 90% respectively of total Chinese production.

PROCESSED

JUN 28 2007

THOMSON FINANCIAL

For further information please contact:

Jean-Charles Potvin	Robert Jackson	Joyce Misoi
Executive Chairman	President & CEO	Project Coordinator & Investor Relations
(416)350-3779 Ext. 227	(416)350-3779 Ext. 230	(416)350-3779 Ext. 233
		jmisoi@tiomin.com

Visit the company's website at www.tiomin.com

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